   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 2004


                                                     REGISTRATION NO. 333-120527

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 2 TO

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
      SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                            BELL MICROPRODUCTS INC.
                       (Name of Subject Company (Issuer))


      BELL MICROPRODUCTS INC.,                3 3/4% CONVERTIBLE                      078137 AB 2
             AS ISSUER                   SUBORDINATED NOTES DUE 2024                  078137 AA 4
      (Names of Filing Persons          (Title of Class of securities)              (CUSIP Number of
            (Identifying                                                          Class of Securities)
Status as Offeror, Issuer, or Other
              Person))


                             ---------------------

                                 W. DONALD BELL
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                            BELL MICROPRODUCTS INC.
                              1941 RINGWOOD AVENUE
                                 (408) 451-1635
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)
                             ---------------------
                                   COPIES TO:

                MELODIE R. ROSE, ESQ.                                 NIGEL D.J. WILSON, ESQ.
               FREDRIKSON & BYRON, P.A.                                DAVIS POLK & WARDWELL
          200 SOUTH SIXTH STREET, SUITE 4000                            1600 EL CAMINO ROAD
                MINNEAPOLIS, MN 55402                                   MENLO PARK, CA 94025
                    (612) 492-7000                                         (650) 752-2000

                             ---------------------
                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Transaction Valuation(1)....................................      $110,000,000
-----------------------------------------------------------------------------------
Amount of Filing Fee(2).....................................        $13,937
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) This tender offer statement relates to the exchange by Bell Microproducts Inc. of an aggregate of up to $110,000,000 aggregate principal amount of its 3 3/4% Convertible Subordinated Notes, Series B due 2024 for any and all of the $110,000,000 in aggregate principal amount of its currently outstanding 3 3/4% Convertible Subordinated Notes due 2024. Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is the book value as of November 15, 2004 of the maximum amount of the currently outstanding 3 3/4% Convertible Subordinated Notes due 2024 that may be received by the Registrant from tendering holders.

(2) Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed November 16, 2004

    [X] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $13,937

        Form or Registration No: 333-120527

        Filing party: Bell Microproducts Inc.

        Date filed: November 16, 2004

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1

    [X] issuer tender offer subject to Rule 13e-4

    [ ] going-private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

     This tender offer statement on Schedule TO (this "Schedule TO") is being filed by Bell Microproducts Inc., a California corporation (the "Company"), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") up to $110,000,000 aggregate principal amount of its 3 3/4% Convertible Subordinated Notes, Series B due 2024 (the "New Notes") for any and all of the $110,000,000 aggregate principal amount of its currently outstanding 3 3/4% Convertible Subordinated Notes due 2024 (the "Old Notes"), upon the terms and subject to the conditions set forth in the Company's preliminary prospectus (the "Prospectus") forming a part of the Company's Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission on November 16, 2004, and the related Letter of Transmittal for the Exchange Offer (the "Letter of Transmittal"), which are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Prospectus under the heading "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Name and Address. Bell Microproducts Inc. is the issuer and subject company. Its address is 1941 Ringwood Avenue, San Jose, California 95131-1721. Its telephone number is (408) 451-1635.

     (b) Securities. The subject securities consist of $110,000,000 aggregate principal amount of the Company's 3 3/4% Convertible Subordinated Notes due 2024.

     (c) Trading Market and Price. There is no established trading market for the Old Notes. The information in the Registration Statement under the heading "Price Range of Our Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. Bell Microproducts Inc. is the issuer and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the

Company's officers and directors set forth below is c/o Bell Microproducts Inc., 1941 Ringwood Avenue, San Jose, California 95131-1721; (408) 451-1635.

NAME                                                            POSITION
----                                                            --------
W. Donald Bell............................  President, Chief Executive Officer and Chairman
                                            of the Board
James E. Illson...........................  Chief Financial Officer and Executive Vice
                                            President, Finance and Operations
Graeme Watt...............................  President, Europe
Richard J. Jacquet........................  Vice President, Human Resources
Philip M. Roussey.........................  Executive Vice President, Enterprise Marketing
Robert J. Sturgeon........................  Vice President, Operations and Chief Information
                                            Officer
James E. Ousley...........................  Director
Gordon A. Campbell........................  Director
Glenn E. Penisten.........................  Lead Director
Edward L. Gelbach.........................  Director
Eugene B. Chaiken.........................  Director
David M. Ernsberger.......................  Director
Mark L. Sanders...........................  Director
Roger V. Smith............................  Director

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms. The information in the Prospectus under the headings "Summary," "The Exchange Offer," "Description of the New Notes" and "Certain Material United States Federal Income Tax Consequences" is incorporated herein by reference.

     (b) Purchases. None of the Company's officers, directors or affiliates hold any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information in the Prospectus under the headings "Summary" and "The Exchange Offer" is incorporated herein by reference.

     (b) Use of Securities Acquired. The Company will retire the Old Notes acquired in the transaction.

     (c) Plans.  Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes. If all of the Old Notes are tendered and accepted for exchange, an aggregate principal amount of $110,000,000 of New Notes will be issued. The Company expects to pay fees and expenses in connection with the exchange offer from the Company's working capital.

     (b) Conditions.  Not applicable.

     (d) Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership.  No Old Notes are held by any person named in
Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

     (b) Securities Transactions. The Company is not aware of any transactions in the Old Notes during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer, or director of any subsidiary of the Company.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in the Prospectus under the captions "The Exchange Offer -- Exchange Agent," "The Exchange Offer -- Dealer Manager," and "The Exchange Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial Information

     The following financial statements and information are incorporated by reference:

          (1) The audited consolidated financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

          (2) The unaudited condensed and consolidated financial statements of the Company set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004; and

          (3) The information set forth in the Prospectus under the caption "Ratio of Earnings to Fixed Charges."

          (4) The book value per share as of September 30, 2004 was $7.25.

     (b) Pro Forma. The information set forth in the Prospectus under the caption "Capitalization" is incorporated herein by reference. On a pro forma basis, the exchange offer will have no material effect on the Company's historical financial information.

     (c) Summary Information

     The following financial information and share data are incorporated by reference:

          (1)-(3) The summarized financial information, income per share from continuing operations and net income per share data set forth in the Prospectus under the caption Selected Consolidated Financial Information is incorporated herein by reference.

          (4) The information set forth in the Prospectus under the caption Ratio of Earnings to Fixed Charges is incorporated herein by reference.

          (5) See Item 10(a)(4) above.

          (6) See Item 10(b) above.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b) Other Material Information.  Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(i) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement)
(a)(1)(ii) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Registration Statement)
(a)(1)(iii) Form of Letter to Registered Holders (incorporated by reference to Exhibit 99.3 of the Registration Statement)
(a)(1)(iv) Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement)
(a)(1)(v)     Form of Instructions to Registered Holder and/or Book-Entry
              Transfer Participant from Owner (incorporated by reference to Exhibit 99.5 of the Registration Statement)
(a)(1)(vi)    Form of Guidelines for Certification of Taxpayer
              Identification (incorporated by reference to Exhibit 99.6 of the Registration Statement)
(a)(4)        Preliminary Prospectus included in the Registration
              Statement filed by the Company on November 16, 2004
              (incorporated by reference to the Registration Statement)
(a)(5)        Not applicable
(b)           Not applicable
(d)           Not applicable
(g)           Not applicable
(h) Tax Opinion of Fredrikson & Byron, P.A. (incorporated by reference to Exhibit 8.1 of the Registration Statement)

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BELL MICROPRODUCTS INC.

                                                   /s/ JAMES E. ILLSON
                                          --------------------------------------
                                          Name: James E. Illson
                                          Title:  Executive Vice President,
                                                  Finance and
                                                  Operations, and Chief
                                                  Financial Officer
                                                  (principal financial and
                                                  accounting officer)


Date: December 10, 2004